UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September

Commission File Number 1-15096

Serono S.A.

(Translation of registrant’s name into English)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

Media Release

FOR IMMEDIATE RELEASE

Merck KgaA to acquire Serono

Geneva, Switzerland, September 21, 2006 – Serono (virt-x: SEO and NYSE: SRA) has today been informed that Merck KGaA of Darmstadt, Germany has published the following press release:

Merck KGaA Announces Acquisition of Serono SA

•       Transaction transforms Merck Ethicals

•       Merck pays CHF 1,100 per share in cash

•       Merck holds 64.5% of Serono capital and 75.5% of the voting rights

•       Public tender offer of CHF 1,100 per share

Darmstadt, Germany, September 21, 2006 – Merck KGaA announced today that it has entered into an agreement with the Bertarelli Family, which owns the majority stake of Serono SA, to purchase their Serono shares to create a strategically compelling combination with the size to compete in the global pharmaceutical market.

Subject to antitrust review and closing of the purchase, Merck holds 64.5% of the capital of Serono and 75.5% of the voting rights, for which Merck agreed to pay CHF 1,100 per share in cash. Merck will make a public tender offer under Swiss law for the same price of CHF 1,100 per share. The offer price represents a 20% premium to the share price as of September 20, 2006, and a total equity value of CHF 16.6 billion (approximately EUR 10.6 billion) on a fully diluted basis.

“This acquisition transforms Merck’s Pharmaceuticals business and creates a leading position in the world of biologic medicines, which helps to ensure its future through the 21st century,” said Michael Roemer, Chairman of the Executive Board of Merck KGaA. “Both companies have a unique opportunity to achieve a competitive advantage through a combined EUR 1 billion R&D budget and a stronger product portfolio. The companies are a perfect fit with 28 compounds in development. Together with Serono management and employees, we will create a world-class biopharmaceutical company with global footprint, cutting-edge biotechnology manufacturing and strong growth.”

Ernesto Bertarelli said: “With this transaction we create a combined business with strong capabilities, especially in neurology and oncology. Together with Serono, Merck will be a world-class biotechnology company and a major player in the global pharmaceutical market. This match will allow Serono’s innovative biotech abilities to play an important role in the future of the combined company while expanding its global reach.”

Strategic Rationale

Together with Serono, Merck achieves:

•       Critical mass in R&D with an annual budget of approximately EUR 1 billion

•       R&D capabilities greater than the sum of the parts

•       Market-leading Multiple Sclerosis franchise to broaden business portfolio

•       Expanded geographic reach and access to the U.S. market

•       World-class biotechnology manufacturing

Merck-Serono Biopharmaceuticals

Merck’s Pharma Ethicals division will be combined with Serono to create “Merck-Serono Biopharmaceuticals.” The headquarters of this business will be in Geneva, Switzerland. Merck-Serono Biopharmaceuticals’ U.S. headquarters will be in Boston, MA. Based on 2005 figures, the new Merck Group would have pro-forma sales of EUR 7.7 billion, including EUR 3.6 billion in biopharmaceutical sales. The Merck Group will have a total number of about 35,000 employees. Merck’s successful business model of competing in both pharmaceuticals and chemicals will remain in place and be strengthened by this combination.

Strong financial profile and significant value creation

The acquisition will be funded initially through existing Merck cash and a bridge financing. The all-cash transaction will be refinanced through a combination of a syndicated loan, a bond and a capital increase of EUR 2 to 2.5 billion, in which the Merck Family will participate with an amount of up to EUR 1 billion. Merck is committed to retaining its investment-grade rating and expects a rapid deleveraging driven by a strong operating cash flow. Merck expects the transaction will have a positive impact on adjusted earnings per share (before transaction related charges and one time restructuring costs).

Offer Details

The offer is subject to the customary conditions, including the receipt of antitrust clearances and the closing of the transaction with the Bertarelli family. Full details of the conditions will be disclosed in the offer document. The transaction is expected to close in early 2007.

Important Information

The information contained in this press release is neither an offer to acquire nor an invitation to sell or make an offer to sell securities (especially shares or American depositary shares of Serono SA). The offer document for the public tender offer will presumably be published in November 2006. Only the conditions contained in this offer document will be decisive.

No Offer will be made in the United States of America

The offer will not be made to, and Serono shares will not be accepted from, holders of Serono shares in the United States and no offer will be made for Serono ADRs/ADSs. This communication is not an extension of the offer in the United States.

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Forward-looking statements

Merck

The information in this document may contain “forward-looking statements.” Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Serono SA and of Merck KGaA resulting from the proposed transaction.

These statements are based on the current expectations of management of Merck KGaA and E. Merck OHG, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Merck KGaA and E. Merck OHG do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Serono

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono’s current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on February 28, 2006. These factors include any failure or delay in Serono’s ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, the outcome of any government investigations and litigation.  Serono is providing this information as of the date of this press release, and has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

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About Merck

Merck is a global pharmaceutical and chemical company with sales of EUR 5.9 billion in 2005, a history that began in 1668, and a future shaped by 29,958 employees in 55 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 73% interest and free shareholders own the remaining 27%. In 1917 the U.S. subsidiary Merck & Co. was expropriated and has been an independent company ever since.

About Serono

Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif®, Gonal-f®, Luveris®, Ovidrel®/Ovitrelle®, Serostim®, Saizen®, Zorbtive™ and Raptiva®. In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company’s research programs are focused on growing these businesses and on establishing new therapeutic areas, including oncology and autoimmune diseases.

In 2005, Serono, whose products are sold in over 90 countries, achieved worldwide revenues of US$2,586.4 million. Reported net loss in 2005 was US$106.1 million, reflecting a charge of US$725 million taken relating to the settlement of the US Attorney’s Office investigation of Serostim. Excluding this charge as well as other non-recurring items, adjusted net income grew 28.4% to US$565.3 million in 2005. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

Note to editors:

Merck cordially invites journalists to attend a press conference at 3 p.m. today in the company headquarters, Frankfurter Strasse 250, Darmstadt, Germany. Registration is not required. The press conference presentation, as well as the question-and-answer session, will be available live on the Merck website – www.merck.de. The press conference will be conducted in German with simultaneous translation into English. All Merck Press Releases are distributed by e-mail at the same time they become available on the Merck Website. Please go to http://www.subscribe.merck.de to register online, change your selection or discontinue this service.

For more information, please contact:

Merck KGaA

Frankfurter Strasse 250

64293 Darmstadt

Hotline +49 (0) 6151 72-5000

www.merck.de

Head External Communications -2386

Corporate Media Relations -2578 / -7144

Fax +49 (0) 6151 72-7707

media.relations@merck.de

Media Relations

Darmstadt Site -2579 / -7109

Fax +49 (0) 6151 72-3138

pressestelle@merck.de

Serono
Corporate Media Relations:		Corporate Investor Relations:
Tel:	+41 22 739 36 00	Tel:	+41 22 739 36 01
Fax:	+41 22 739 30 85	Fax:	+41 22 739 30 22
http://www.serono.com		Reuters: SEO.VX / SRA.N
Bloomberg: SEO VX / SRA US

Media Relations, USA:		Investor Relations, USA:
Tel:	+1 781 681 2340	Tel:	+1 781 681 2552
Fax:	+1 781 681 2935	Fax:	+1 781 681 2912
http://www.seronousa.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.,
a Swiss corporation
(Registrant)

Date	September 21, 2006	By:	/s/ Stuart Grant
Name: Stuart Grant
Title: Chief Financial Officer